NSAR Item 77M


Pursuant to a plan of reorganization approved by the shareholders of the VC I Growth Fund, on August 26, 2004, the VC I Blue Chip Growth Fund acquired all of the assets and liabilities of VC I Growth Fund. The details of the reorganization which was consummated on August 27, 2004 are set forth below.

All shares of the VC I Growth Fund were exchanged, tax-free, for shares of VC I Blue Chip Growth Fund. In conjunction with the reorganizations, the VC I Blue Chip Growth Fund is the surviving entity.

Net assets and unrealized appreciation (depreciation) as of the merger date were as follows:

Net assets of the VCI Blue Chip Growth Fund prior to merger . . $40,399,584
Net assets of the VCI Growth Fund prior to merger . .  . . . . .$ 3,787,688
Aggregate net assets of the VCI Blue Chip Growth Fund following acquisition .....$44,187,272
Unrealized appreciation (depreciation) in the Growth Fund  .. . . $ 207,846